Exhibit 99.2

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contents of this announcement.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

VOLUNTARY ANNOUNCEMENT

ASCENTAGE PHARMA TO PRESENT DATA FROM TWO CLINICAL STUDIES AT 2025 ASCO ANNUAL MEETING, INCLUDING ORAL

PRESENTATION ON LISAFTOCLAX

Ascentage Pharma Group International (the “Company” or “Ascentage Pharma”) is pleased to announce that results from two clinical studies of the Bcl-2 selective inhibitor lisaftoclax (APG-2575) and the MDM2-p53 inhibitor alrizomadlin (APG-115), two key drug candidates in the Company’s apoptosis-targeted pipeline, have been selected for presentations at the 2025 American Society of Clinical Oncology (ASCO) Annual Meeting. These presentations will include an oral report featuring updated results from a Phase Ib/II study of a lisaftoclax combination regimen in patients with myeloid malignancies.

The ASCO Annual Meeting showcases the most cutting-edge research in clinical oncology and state-of-the-art advanced cancer therapies and is the world’s most influential and prominent scientific gathering of the clinical oncology community, bringing together more than 40,000 oncology professionals from across the globe. This year’s ASCO Annual Meeting will take place both online and in-person at McCormick Place, Chicago, IL, the United States, from May 30, 2025 to June 3, 2025 (US local time).

The clinical studies to be presented by Ascentage Pharma at this year’s ASCO Annual Meeting are as follows:

Phase 1b/2 study of lisaftoclax (APG-2575) combined with azacitidine (AZA) in patients (pts) with treatment-naïve (TN) or prior venetoclax (VEN)-exposed myeloid malignancies

●	Abstract number: 6505

●	Format: Oral Presentation

●	Session Title: Hematologic Malignancies – Leukemia, Myelodysplastic Syndromes, and Allotransplant

●	Date and Time: Monday, June 2, 2025, 3:00 PM-6:00 PM, US Central Time (Tuesday, June 3, 2025, 4:00 AM-7:00 AM, Beijing Time)

●	Principal Authors: Michael Francis Leahy, MBChB, Royal Perth Hospital, Australia; Shaun Fleming, MBBS (Hons), PhD, The Alfred Hospital & Australian Centre for Blood Diseases, Australia; Patricia Kropf, MD, Novant Health Cancer Institute, United States, et al.

A phase 2 study of novel MDM2 inhibitor alrizomadlin (APG-115) with or without toripalimab in patients (pts) with advanced adenoid cystic carcinoma (ACC) or other solid tumors.

●	Abstract number: 6102

●	Format: Poster Presentation

●	Session Title: Head and Neck Cancer

●	Date and Time: Monday, June 2, 2025, 9:00 AM-12:00 PM, US Central Time (Monday, June 2, 2025, 10:00 PM-1:00 AM the next day, Beijing Time)

●	Principal Authors: Ye Guo, MD, Department of Medical Oncology, Shanghai East Hospital, China; Ning Li, MD, Chinese Academy of Medical Sciences Cancer Hospital, China; Xing Zhang, MD, Melanoma and Sarcoma Medical Oncology Unit, Sun Yat-sen University Cancer Center, China; Meiyu Fang, MD, Department of Rare Cancer & Head and Neck Medical Oncology, Cancer Hospital of the University of Chinese Academy of Sciences, China; Shuhang Wang, MD, Chinese Academy of Medical Sciences Cancer Hospital, China, et al.

Cautionary Statement required by Rule 18A.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited: We cannot guarantee that we will be able to obtain further approval for, or ultimately market APG-2575 and APG-115 successfully.

By order of the Board

Ascentage Pharma Group International

Dr. Yang Dajun

Chairman and Executive Director

Suzhou, People’s Republic of China, April 24, 2025

As at the date of this announcement, the Board comprises Dr. Yang Dajun as chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon Dazhong as non-executive DirectorsNote, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD as independent non-executive Directors.

Note: Dr. Wang Shaomeng and Dr. Lu Simon Dazhong are independent directors under NASDAQ rules.